Origo Acquisition Corporation

708 Third Avenue

New York, NY 10017

February 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Transportation and Leisure

100 F Street, N.E.

Washington, DC 20549

Attn: Anne Nguyen Parker, Assistant Director

Re:   Origo Acquisition Corporation

Preliminary Proxy Statement on Schedule 14A

Filed February 16, 2018

File No. 001-36757

Dear Ms. Parker:

Origo Acquisition Corporation (the “Company”, “Origo,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 22, 2018 regarding our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on February 16, 2018. Changed pages to be included in the amended Proxy Statement are enclosed herewith as Exhibit A reflecting changes in response to the Staff’s comments.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	We note your disclosure on page 35 of the second amendment to your registration statement on Form S-4 (333-221527) filed on February 1, 2018 that you have received a written notification of deficiency from the Listing Qualifications Department of Nasdaq indicating that you are not in compliance with Listing Rule 5550(a)(3) (the "Minimum Public Holders Rule") and that you were required to submit a plan to evidence compliance. We further note disclosure that the Nasdaq Hearing Panel granted your request for the continued listing of your securities on Nasdaq pursuant to an extension through February 19, 2018 but stated that this extension constituted the full extent of the Panel's discretion in this matter.

Please prominently disclose that your common stock currently is listed on Nasdaq. Discuss your deficiency or compliance with Rule 5550(a)(3) given that the February 19, 2018 deadline has passed.

In response to the Staff’s comment, we have updated the disclosure in the Notice, Introduction to the Proxy Statement and the “Questions and Answers Regarding the Extraordinary General Meeting” and

“The Extension Amendment” sections of the Proxy Statement to discuss the Company’s deficiencies in connection with Nasdaq Listing Rule 5550(a)(3) and Rule 5620(a).

2.                  Please also discuss your deficiency or compliance with other applicable Nasdaq listing rules. For example, we note that Rule 5101-2 requires companies whose business plan is to complete one or more acquisitions to complete such acquisitions within 36 months of the effectiveness of the IPO registration statement. Clarify whether you are in compliance with this rule given that your IPO was declared effective over 36 months ago on December 12, 2014. As another example, we note that on December 4, 2017, you received a notice from Nasdaq that your failure to hold an annual meeting for the fiscal year ended November 30, 2016 serves as an additional basis for delisting your securities from Nasdaq.

The Staff is advised that the Company has not received any notice of deficiency from The Nasdaq Stock Market with respect to Rule 5101-2, although we acknowledge the hypothetical risk and have referenced this with additional disclosure in the changed pages.

We have updated the disclosure in the Notice, Introduction to the Proxy Statement and “The Extension Amendment” sections of the Proxy Statement to address the Company’s non-compliance with Nasdaq Listing Rule 5620(a) as a result of the Company’s failure to hold an annual meeting for the fiscal year ended November 30, 2016 on or before November 30, 2017.

3.	In your “The Extension Amendment” section of your preliminary proxy statement on Schedule 14A and in all other applicable places, please discuss the risks to your shareholders if your shares are delisted from Nasdaq.

In response to the Staff’s comment, we have updated the disclosure in “The Extension Amendment” and “Questions and Answers Regarding the Extraordinary General Meeting” sections to discuss the risks to our shareholders if our securities are delisted from Nasdaq.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Lawrence A. Rosenbloom, Esq. at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Edward J. Fred
Edward J. Fred, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Exhibit A

Changed Pages

Readers are cautioned that although our securities are currently listed on The Nasdaq Stock Market LLC (“Nasdaq”), effective February 22, 2018, Nasdaq determined to delist our securities and as a result, trading of our securities on Nasdaq was suspended due to the Company’s non-compliance with certain requirements for continued listing, including (i) the Company’s failure to complete its proposed business combination with Hightimes Holding Corp., a Delaware corporation (“HTH”) as described below on or before February 19, 2018, which was the deadline previously set by a Nasdaq Hearings Panel (the “Panel”), (ii) the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(3), which requires issuers listed on The Nasdaq Capital Market to have a minimum of 300 public holders, and (iii) the Company’s non-compliance with Nasdaq Listing Rule 5620(a), because the Company did not timely hold an annual meeting for the fiscal year ended November 30, 2016 on or before November 30, 2017.

We intend to timely request a review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council (the “Listing Council”), which request will stay any formal delisting action by Nasdaq pending the ultimate outcome of the Listing Council’s review and the expiration of all relevant review and appeal periods. We intend to continue to take such action as necessary to maintain our Nasdaq listing (notwithstanding any suspension of trading on Nasdaq) and to ensure the listing of the combined entity upon the consummation of the proposed business combination by and between the Company and HTH. We can provide no assurances, however, that we will be able to maintain our Nasdaq listing.

Origo’s charter provides that Origo has until March 12, 2018 to complete an initial business combination. Since the completion of the IPO, we have been dealing with many of the practical difficulties associated with the identification of an initial business combination target, negotiating business terms with potential targets, conducting related due diligence and obtaining the necessary audited financial statements. Commencing promptly upon completion of our IPO, we began to search for an appropriate business combination target. During the process, we relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms, and legal and accounting firms.

On July 24, 2017, we entered into a Merger Agreement, as amended on September 27, 2017 (the “Merger Agreement”) with ~~Hightimes Holding Corp., a Delaware corporation (“HTH”)~~HTH, HTH Merger Sub, Inc., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub”), and Jose Aldeanueva, in his capacity as the representative for our shareholders (the “Origo Representative”).

HTH, directly and indirectly through its direct and indirect subsidiaries, consisting of Trans-High Corporation, a New York corporation (“THC”), and the subsidiaries of THC, does business as “HIGH TIMES,”R and is an established Cannabis media brand that for the past 42 years has published “HIGH TIMES,”R Magazine. The business of HTH is focused on the following four fundamental activities: (a) the publication of a monthly magazine, (b) the production of trade shows, festivals and events which are known as the “High Times Cannabis Cup”, (c) e-commerce, and (d) licensing and branding.

Readers are cautioned that although our securities are currently listed on The Nasdaq Stock Market LLC (“Nasdaq”), effective February 22, 2018, Nasdaq determined to delist our securities and as a result, trading of our securities on Nasdaq was suspended due to the Company’s non-compliance with certain requirements for continued listing, including (i) the Company’s failure to complete its proposed business combination with Hightimes Holding Corp., a Delaware corporation (“HTH”) as described below on or before February 19, 2018, which was the deadline previously set by a Nasdaq Hearings Panel (the “Panel), (ii) the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(3), which requires issuers listed on The Nasdaq Capital Market to have a minimum of 300 public holders, and (iii) the Company’s non-compliance with Nasdaq Listing Rule 5620(a), because the Company did not timely hold an annual meeting for the fiscal year ended November 30, 2016 on or before November 30, 2017.

We intend to timely request a review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council (the “Listing Council”), which request will stay any formal delisting action by Nasdaq pending the ultimate outcome of the Listing Council’s review and the expiration of all relevant review and appeal periods. We intend to continue to take such action as necessary to maintain our Nasdaq listing (notwithstanding any suspension of trading on Nasdaq) and to ensure the listing of the combined entity upon the consummation of the proposed business combination by and between the Company and HTH. We can provide no assurances, however, that we will be able to maintain our Nasdaq listing.

On July 24, 2017, we entered into a Merger Agreement, as amended on September 27, 2017 (the “Merger Agreement”) with ~~Hightimes Holding Corp., a Delaware corporation (“HTH”)~~HTH, HTH Merger Sub, Inc., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub”), and Jose Aldeanueva, in his capacity as the representative for our shareholders (the “Origo Representative”).

HTH, directly and indirectly through its direct and indirect subsidiaries, consisting of Trans-High Corporation, a New York corporation (“THC”), and the subsidiaries of THC, does business as “HIGH TIMES,”R and is an established Cannabis media brand that for the past 42 years has published “HIGH TIMES,”R Magazine. The business of HTH is focused on the following four fundamental activities: (a) the publication of a monthly magazine, (b) the production of trade shows, festivals and events which are known as the “High Times Cannabis Cup”, (c) e-commerce, and (d) licensing and branding.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into HTH, with HTH continuing as the surviving entity (the “Merger”) and all holders of HTH equity securities and warrants, options and rights to acquire or securities that convert into HTH equity securities (collectively, “HTH Securities”) will convert into Origo common shares and, with respect to options, options to acquire Origo common shares.

Q.	Does the board recommend voting for the approval of the Extension Amendment and the Adjournment Proposal?	A. Yes. After careful consideration of the terms and conditions of these proposals, the board of directors of the Company has determined that the Extension Amendment and the Adjournment Proposal are fair to and in the best interests of Origo and its shareholders. The board of directors recommends that Origo’s shareholders vote “FOR” the Extension Amendment and the Adjournment Proposal.

Q	What interests do the Company’s current and former directors and officers have in the approval of the proposals?	A. Origo’s current and former directors, officers, initial shareholders and their affiliates have interests in the proposals that may be different from, or in addition to, your interests as a shareholder. These interests include ownership of certain securities of the Company and loans by them that will not be repaid or converted into additional securities in the event of our winding up. See the section entitled “The Extension Amendment Interests of Origo’s Current and Former Directors and Officers.”

Q.	What if I object to the Extension Amendment? Do I have appraisal rights?	A. Origo shareholders do not have appraisal rights in connection with the Extension Amendment under the Companies Law (2016 Revision) of the Cayman Islands (the “Companies Law”).

Q.	What happens to the Origo rights and warrants if the Extension Amendment is not approved?	A. If the Extension Amendment is not approved, we will automatically wind up, liquidate and dissolve effective starting on March 12, 2018. In such event, your rights and warrants will become worthless.

Q.	What happens to the Origo rights and warrants if the Extension Amendment is approved?	A. If the Extension Amendment is approved, Origo will continue to attempt to consummate the Merger or another initial business combination with potential targets until the Extended Date, and will retain the blank check company restrictions previously applicable to it. The rights and warrants will remain outstanding in accordance with their terms.

Q.	What consideration should I be giving to the fact the Company’s securities have been delisted from Nasdaq?

Effective February 22, 2018, Nasdaq determined to delist our securities and as a result, trading was suspended as of such date. While we intend to timely request a review of this decision, which will stay the delisting, if our securities are ultimately delisted from Nasdaq, we could face significant material adverse consequences, including:

●            a limited availability of market quotations for our securities;

●            reduced liquidity with respect to our securities;

●            a determination that our ordinary shares are “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●            a limited amount of news and analyst coverage for our ordinary shares; and

●            a decreased ability to issue additional securities or obtain additional financing in the future.

See the section entitled “The Extension Amendment Suspension of Listing on Nasdaq” for additional information.

Q.	What do I need to do now?	A. Origo urges you to read carefully and consider the information contained in this proxy statement, including the annex, and to consider how the proposals will affect you as an Origo shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card.

Q.	How do I vote?	A. If you are a holder of record of Origo ordinary shares, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting in person, we urge you to vote by proxy to ensure your vote is counted. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may still attend the extraordinary general meeting and vote in person if you have already voted by proxy.

If your shares of Origo are held in “street name” by a broker or other agent, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the extraordinary general meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the extraordinary general meeting unless you request and obtain a valid proxy from your broker or other agent.

The Merger Agreement also provides that, immediately prior to the Effective Time, Origo will reincorporate under the laws of the State of Nevada, whether by reincorporation, statutory conversion or otherwise.

However, the Company will not be able to complete the Merger by March 12, 2018. Therefore, our board has determined that it is in the best interests of our shareholders to extend the date that Origo has to consummate a business combination to the Extended Date in order to consummate the Merger or another business combination.

If the Extension Amendment proposal is not approved, we will automatically wind up, dissolve and liquidate starting on March 12, 2018.

Suspension of Listing on Nasdaq

Although our securities are currently listed on The Nasdaq Stock Market LLC (“Nasdaq”), effective February 22, 2018, Nasdaq determined to delist our securities and as a result, trading of our securities on Nasdaq was suspended due to the Company’s non-compliance with certain requirements for continued listing, including (i) the Company’s failure to complete the business combination with HTH described above on or before February 19, 2018, which was the deadline previously set by a Nasdaq Hearings Panel (the “Panel”), (ii) the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(3) (the “Minimum Public Holders Rule”), which requires issuers listed on The Nasdaq Capital Market to have a minimum of 300 public holders, and (iii) the Company’s non-compliance with Nasdaq Listing Rule 5620(a) (the “Annual Meeting Requirement”), because the Company did not timely hold an annual meeting for the fiscal year ended November 30, 2016 on or before November 30, 2017.

We intend to timely request a review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council (the “Listing Council”), which request will stay any formal delisting action by Nasdaq pending the ultimate outcome of the Listing Council’s review and the expiration of all relevant review and appeal periods. The Company intends to continue to take such action as necessary to maintain its Nasdaq listing (notwithstanding any suspension of trading on Nasdaq) and to ensure the listing of the combined entity upon the consummation of the proposed business combination by and between the Company and HTH. The Company can provide no assurances, however, that it will be able to maintain our Nasdaq listing.

The Company’s securities will remain listed on Nasdaq pending the ultimate outcome of the Nasdaq appeal process, the completion of which could take several months; however, trading in the Company’s securities under the current trading symbols (OACQ; OACQW; OACQU) will take place in the over-the-counter, or the OTC Markets system, pending the ultimate conclusion of the Nasdaq appeal process.

As disclosed by the Company on August 28, 2017, on August 23, 2017, we received written notice from Nasdaq indicating that, based upon the Company’s non-compliance with the Minimum Public Holders Rule, the Company’s securities would be subject to delisting unless the Company timely requested a hearing before the Panel. We requested such hearing, at which we presented our plan to file a new listing application for HTH, complete the proposed business combination, and thereby evidence the combined entity’s compliance with all requirements for initial listing on Nasdaq. The Panel subsequently granted the Company’s request for an extension through February 19, 2018 to complete such plan.

Also, as disclosed by the Company on December 8, 2017, on December 4, 2017, we received written notice from Nasdaq indicating that we did not satisfy the Annual Meeting Requirement because we did not timely hold an annual meeting for the fiscal year ended November 30, 2016 on or before November 30, 2017. The notice indicated that the Company’s non-compliance with the Annual Meeting Requirement could serve as an additional basis for the delisting of the Company’s securities from Nasdaq. The Company thereafter presented its plan to evidence compliance with the Annual Meeting Requirement promptly following the consummation of the proposed business combination with HTH and the filing of the requisite periodic reports, which would include the financial statements for the fiscal year ended November 30, 2017 (as required by Securities and Exchange Commission rules), with the Securities and Exchange Commission.

There is also a risk under Nasdaq Listing Rule 5101-2, which provides that companies whose business plan is to complete one or more acquisitions must do so within 36 months of the effectiveness of the Company’s initial public offering registration statement. Our initial public offering registration statement went effective on December 12, 2014 and therefore our deadline for consummating our initial business combination pursuant to Rule 5101-2 expired on December 12, 2017. As of the date hereof, we have not received any notice of deficiency from Nasdaq with respect to Rule 5101-2; however, there can be no ssurance that we will not receive such a notice in the future.

If our securities are delisted from Nasdaq, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our ordinary shares are “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	a limited amount of news and analyst coverage for our ordinary shares; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The board of directors believes that decisions regarding Origo’s future, such as whether to continue its existence or have its existence terminate, should be determined by Origo’s current shareholders and they should not be bound by the restrictions implemented by the shareholders at the time of the IPO or as contained in the charter. The current shareholders should not be prohibited from amending the charter to allow Origo to continue its existence, especially since all holders of public shares are being offered the opportunity to convert their public shares and receive their pro rata portion of the trust account in connection with the approval of the proposals which will occur close in time to March 12, 2018.

We will not proceed with the Extension if we do not have at least $5,000,001 of net tangible assets following approval of the Extension Amendment, after taking into account the Conversion. All holders of our public